Exhibit 99.1

Arrival Announces First Quarter 2021 Update

Became a publicly listed company on NASDAQ raising gross proceeds of $660 million

Progress made towards public road trials of Van and Bus later this year

Announced partnership with Uber to design Arrival Car

LONDON, UK and CHARLOTTE, USA, May 13, 2021 / Businesswire / - Arrival (NASDAQ: ARVL), the global company creating electric vehicles (“EVs”) with its game-changing technologies, today provided an update for the first quarter ended March 31, 2021.

“Arrival’s radical new method of designing and producing electric commercial vehicles will make mobility in cities cleaner, safer and more equitable. Our Microfactories, enabled by our vertically integrated in-house hardware, software and robotics, allow us to make vehicles more affordable for our customers. Microfactories also provide greater profitability for Arrival due to their lower capex and opex than traditional OEM factories. The rapid scalability of this decentralised production strategy gives Arrival the flexibility to meet the changes and growth in market demand globally. We also expect them to help supercharge the local communities they are situated in by creating local jobs and paying local taxes,” said Denis Sverdlov founder and CEO of Arrival. “We are fully focused on executing our business plan to bring our Microfactories to multiple cities and markets to serve their communities and accelerate the transition to zero-emission transportation. We continue to expect to have four vehicles - the Bus, Van, Large Van and Car - on the market by the end of 2023, creating the integrated mobility ecosystem cities and governments need to meet their emissions and sustainability targets, beginning with the start of production of the Arrival Bus in Q4 this year. We are excited for the future.”

Recent Business Highlights:

•

Arrival became a publicly listed company on NASDAQ, raising gross proceeds of $660 million (circa €560 million). At the end of the first quarter 2021, the Company’s cash and cash equivalents balance was €516 million.

•	Announced in May its Small Vehicle Platform will be the Arrival Car, a purpose-built vehicle for the ride-hailing and car-sharing industry, which is being designed in partnership with Uber.

•

Announced its second U.S. Microfactory will be built in Charlotte, North Carolina. Producing electric delivery vans in Q3 2022, the Microfactory is expected to bring more than 250 new jobs to Charlotte.

•	Announced its first European Van Microfactory located in Madrid, Spain.

•	CapEx projection of $50 million for a Microfactory on track, with the majority of production equipment for the first two microfactories either delivered or on order.

•	UPS commenced in-depot testing of an Arrival vehicle.

•	Confirmed Van public road trials will begin with key customers this summer.

•	Announced Bus public road trials with First Bus, one of the UK’s largest transport operators, will begin this fall.

•

Appointed seven members to its board of directors, bringing together technology, financial, marketing, and automotive industry professionals with proven track records of success from companies such as Marvel, Hyundai Motor Company, Hearst, Lyft, Netflix, and more.

•	Appointed Adrian Nyman as SVP of Brand to oversee Arrival’s global brand marketing. Formerly global VP of retail and experience at Nike, Adrian led the reinvention of Nike retail globally.

•	Appointed Mitesh Soni as VP of Investor Relations who joins us from a successful career in investment banking.

•	Arrival has the talent and resources to execute, with over 1,900 employees, 400+ added in the first quarter of 2021.

First Quarter 2021 Financial Update:

•	Cash and cash equivalents of €516 million as of March 31, 2021.

•	Adjusted EBITDA loss is expected to be €27 million compared to €14 million in the first quarter of 2020.

Arrival’s merger with CIIG Merger Corp. on March 24, 2021 raised several one-time accounting matters. While Arrival has progressed well in finalizing them, they remain subject to completion of the ongoing review by our external Auditors. The Company intends to provide first quarter 2021 results when the review is complete.

Webcast Information

Arrival will host a webcast at 8:00 a.m. Eastern Time today, May 13, 2021, to discuss its first quarter 2021 results. The live webcast will be accessible on the Company’s website at investors.arrival.com. A webcast replay will be available approximately two hours after the conclusion of the live event.

Non-IFRS Financial Measures

This press release includes management’s expectation of first quarter 2021 Adjusted EBITDA, a non-IFRS financial metric. The Company is unable to present a reconciliation of this until the review is finalized. Accordingly, investors are cautioned not to place undue reliance on this information.

The amounts discussed above under “First Quarter 2021 Financial Update” represent management’s expectations regarding the first quarter results. These are based on information available to management as of the date of this press release and remain subject to completion by the Company’s quarterly closing procedures and review procedures by external auditors. As a result, our actual results presented may vary materially from these management estimates and may be affected by the risks and uncertainties identified in this press release and in our filings with the Securities and Exchange Commission. These management expectations are not a comprehensive statement of our financial results for the period presented and should not be viewed as a substitute for full financial statements prepared in accordance with IFRS.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates, Arrival’s ability to produce electric commercial vehicles that will make mobility in cities cleaner, safer and more equitable, expectations regarding the benefits of Arrival’s Microfactories, Arrival’s projected future results and timing for trials and production of Arrival’s vehicles. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the impact of COVID-19 on Arrival’s business; (ii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates, (iii) the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so, (iv) the risk that Arrival may never achieve or sustain profitability; (v) the risk that Arrival experiences difficulties in managing its growth and expanding operations, (vi) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (vii) the risk that the utilization of Microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as Microfactories, Microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy Microfactories in the anticipated time frame; (viii) the risk that the orders that have been placed for vehicles, including the order from UPS, are cancelled or modified; (ix) the risk of product liability or regulatory lawsuits or proceedings relating to Arrival’s products and services; and (x) the risk that Arrival will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xi) the risk that Arrival is unable to secure or protect its intellectual property. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2021 and other documents filed by Arrival with the SEC from time to time. Readers are cautioned not to put undue reliance on forward-looking statements, and Arrival assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Arrival does not give any assurance that Arrival will achieve its expectations.

About Arrival

Arrival (NASDAQ: ARVL) is reinventing the automotive industry with its entirely new approach to the design and assembly of electric vehicles. Low CapEx, rapidly scalable Microfactories combined with proprietary in-house developed components, materials and software, enable the production of best in class vehicles competitively priced to fossil fuel variants and with a substantially lower total cost of ownership. This transformative approach provides cities globally with the solutions they need to create sustainable urban environments and exceptional experiences for their citizens. Arrival is a global business founded in 2015 and headquartered in London, UK and Charlotte, North Carolina, USA, with more than 1,900 global employees located in offices across the United States, Germany, the Netherlands, Israel, Russia, and Luxembourg. The company is deploying its first three microfactories in North Carolina, USA, South Carolina, USA and Bicester, UK in 2021.

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